

June 4, 2013

Via E-mail
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
5 rue Guillaume Kroll
L-1882, Luxembourg
Luxembourg

> **Re: Globant S.A.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 14, 2013**
> **CIK No. 0001557860**

Dear Mr. Migoya:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

Our Company, page 1

1.   Regarding your revision in response to prior comment 2 in our letter dated February 1, 2013, please clarify what you mean by and tell us why it is necessary to qualify your growth as "mostly organic" in the last paragraph on page 1. In addition, since in the immediately following sentence you provide the net loss information for 2011, you should provide revenues for that year as well.

Capitalization, page 46

2.   Please revise the heading in the second column from "As Adjusted" to "Pro
        Forma." Similarly, revise the caption in the second bullet point.

Results of Operations

2012 Compared to 2011

Income Tax Gain (Expense), page 61

3.   Your current disclosure appears to discuss your effective tax rate adjusting for stock-
        based compensation. Please revise your disclosure to discuss income tax expense on an
        actual historical basis, discussing the significant reconciling items between the statutory
        tax rate and your effective tax rate.

4.   We note your disclosure that your Uruguayan subsidiary enjoys an exemption from
        income tax, which provided a lower weight to your effective tax rate. Please reconcile
        this statement to your disclosure on page F-19, that, "there was no income tax relief from
        [y]our Uruguayan subsidiary in the fiscal years presented since the company had
        accumulated tax losses." Similar discussion is noted in footnote 1 on page F-29.

Principal and Selling Shareholders, page 118

5.   Please revise the beneficial ownership definition in the paragraph above the table on page
        118 to include the power to receive the economic benefit of the ownership of securities.
        Refer to the definition of beneficial ownership under General Instruction "F" of Form
        20-F.

Notes to the Consolidated Financial Statements

Note 22 – Employee Benefits

22.3 – Fair value of stock options granted, page F-41

6.   We note your stock distribution as noted on page F-10 is reflected in this latest
        amendment. However, we note that the stock price in your assumptions did not change
        from your prior amendment. Please advise or revise accordingly.

Exhibit Index, page II-5

Exhibit 10.4

7.   It appears that you did not include the exhibits and schedules of the Stock Purchase and Subscription Agreement. Please ensure that you include a complete copy of this agreement once you publicly file your F-1.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3735 with any other questions.

                                     Sincerely,

                                       /s/ Barbara C. Jacobs

                                       Barbara C. Jacobs
                                       Assistant Director

cc: Via E-mail
         Christopher C. Paci, Esq.
         DLA Piper LLP (US)